EXHIBIT 23 (a)

CONSENT OF INDEPENDENT AUDITORS

We consent to the reference to our firm under the caption “Experts” in the Registration Statement (Form S-3) and related Prospectus of Washington Real Estate Investment Trust for the registration of its common shares of beneficial interest, preferred shares of beneficial interest, warrants to purchase common shares, and unsecured senior or subordinated debt securities and to the incorporation by reference therein of our report dated February 19, 2004, with respect to the consolidated financial statements and schedule of Washington Real Estate Investment Trust and Subsidiaries included in its Annual Report (Form 10-K) for the year ended December 31, 2003, filed with the Securities and Exchange Commission.

/s/ Ernst & Young LLP

McLean, Virginia

April 9, 2004